                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                 PC Quote, Inc.
                                 --------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    693236200
                               -------------------
                                 (CUSIP Number)

            James F. Mosier, Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                               875 Prospect Street
                                    Suite 301
                               La Jolla, CA 92037
                                 (619) 456-6022
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

  3/10/98; 3/26/98; 5/5/98; 5/11/98; 5/19/98; 6/1/98; 7/16/98; 7/24/98; 7/31/98
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b)
                                                             ----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 1,269,032 shares
8.       SHARED VOTING POWER:               3,650,000 shares
9.       SOLE DISPOSITIVE POWER:            1,269,032 shares
10.      SHARED DISPOSITIVE POWER:          3,650,000 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,919,032 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  31.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Insurance Company of Ohio


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b)
                                                             ----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                      None
8.       SHARED VOTING POWER:               3,650,000 shares
9.       SOLE DISPOSITIVE POWER:                 None
10.      SHARED DISPOSITIVE POWER:          3,650,000 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,650,000 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  24.5%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  American Physicians Life Insurance Company


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b)
                                                             ----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                      None
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:                 None
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  None

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

                                 AMENDMENT NO. 4
                                       to
                                  SCHEDULE 13D



1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Investment Company


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                         (a)   X
                                                             ----
                                                         (b)
                                                             ----

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                      None
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:                 None
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  None

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC

Item 1.   Security and Issuer.
------------------------------

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the shares of Common Stock, $.001 par value (the "PC Quote Shares"), of PC Quote, Inc. ("PC Quote"). The address of the principal executive offices of PC Quote is 300 South Wacker Drive, Chicago, Illinois 60606.

Item 2.   Identity and Background
---------------------------------

         The persons filing this Amendment No. 4 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), American Physicians Life Insurance Company ("APL") and Physicians Investment Company ("PIC").


Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

         As described in Amendment No. 1 to the Reporting Persons' Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on June 11, 1997 ("Amendment No. 1"), on May 5, 1997, Holdings and PC Quote entered into a Loan and Security Agreement (the "Loan Agreement"), under which Holdings agreed to make a secured loan to PC Quote in an aggregate principal amount of up to $1,000,000 at a fixed rate equal to 14% per annum. The entire principal balance and all accrued interest due under the Loan Agreement were to be paid on September 30, 1997. All advances under the Loan Agreement were to be secured by a pledge of substantially all of the assets of PC Quote. These liens were subject to the prior lien of PC Quote's primary lender, Lakeside Bank. Holdings was to be paid a "facility fee" of $40,000, plus interest at a rate equal to 14% per annum, on the maturity date of the loan contemplated by the Loan Agreement.

         As described in Amendment No. 2 to the Reporting Persons' Schedule 13D, which was filed with the SEC on September 17, 1997 ("Amendment No. 2"), effective August 8, 1997, Holdings and PC Quote entered into a Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Joint Amendment") pursuant to which the amount which Holdings agreed to lend to PC Quote was increased from $1,000,000 to $2,000,000. Holdings made a secured loan to PC Quote on August 8, 1997 in the amount of the additional $1,000,000 (the "August 8, 1997 Loan"). No "facility fee" was payable by PC Quote to Holdings in connection with the August 8, 1997 Loan. The remaining terms and provisions of the Loan Agreement remained in full force and effect.

         Effective September 22, 1997, Holdings and PC Quote entered into a Second Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Second Joint Amendment") pursuant to which the amount which Holdings agreed to lend to PC Quote was increased from $2,000,000 to $2,250,000. Holdings made a secured loan to PC Quote on September 22, 1997 in the amount of the additional $250,000 (the "September 22, 1997 Loan"). No "facility fee" was payable by PC Quote to Holdings in connection with the September 22, 1997 Loan. In addition, the maturity date of the loans contemplated by the Loan Agreement, as amended by the Joint Amendment and the Second Joint Amendment, was extended from September 30, 1997 to December 31, 1997. Other than the provisions discussed in this paragraph, the terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         As described in Amendment No. 3 to the Reporting Persons' Schedule 13D, which was filed with the SEC on February 26, 1998 ("Amendment No. 3"), effective December 30, 1997, Holdings and PC Quote entered into a Third Joint

Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Third Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from December 31, 1997 to January 31, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         As described in Amendment No. 3, effective February 5, 1998, Holdings and PC Quote entered into a Fourth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Fourth Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from January 31, 1998 to February 28, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         Effective March 10, 1998, Holdings and PC Quote entered into a Fifth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan Security Agreement (the "Fifth Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from February 28, 1998 to April 30, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         Effective May 5, 1998, Holdings and PC Quote entered into a Sixth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan Security Agreement (the "Sixth Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from April 30, 1998 to May 31, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         Effective June 1, 1998, Holdings and PC Quote entered into a Seventh Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan Security Agreement (the "Seventh Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from May 31, 1998 to August 31, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         Effective July 24, 1998, Holdings and PC Quote entered into an Eighth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan Security Agreement (the "Eighth Joint Amendment") pursuant to which the maturity date of the loans contemplated by the Loan Agreement, as previously amended, was extended from August 31, 1998 to December 31, 1998. All other terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         Effective July 31, 1998, Holdings and PC Quote entered into a Ninth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement (the "Ninth Joint Amendment") pursuant to which the lender was modified to include Holdings or any wholly-owned subsidiary of Holdings, and the amount which Holdings and its subsidiaries agreed to lend to PC Quote was increased from $2,250,000 to $3,250,000. Each of Sequoia Insurance Company ("Sequoia") and Citation Insurance Company ("Citation"), wholly-owned subsidiaries of Holdings, made a secured loan to PC Quote in the amount of $500,000 on July 31, 1998 (the "July 1998 Loans"). No "facility fee" was payable by PC Quote to Sequoia and Citation in connection with the July 1998 Loans. Other than the provisions discussed in this paragraph, the terms and provisions of the Loan Agreement, as previously amended, remained in full force and effect.

         On May 19, 1998, Holdings exercised a portion of the Common Stock Purchase Warrant (the "Warrant") issued by PC Quote to Holdings on May 5, 1997 which Warrant is more fully described in Amendment No. 1. Holdings acquired 320,000 PC Quote Shares in consideration for the payment of the aggregate exercise price of $500,000. Holdings used working capital to pay the exercise price.

         As described in Amendment No. 1, on December 2, 1996, pursuant to the Agreement, dated November 14, 1996, between Physicians and PC Quote, Physicians acquired from PC Quote a Convertible Subordinated Debenture (the "Debenture") in the principal amount of $2,500,000 due December 31, 2001 with interest at annual rate of 1% over the prime rate as announced from time to time by THE WALL STREET JOURNAL. The Debenture was convertible, at the election of Physicians, into 1,250,000 PC Quote Shares.

         As further described in Amendment No. 1, in connection with the Loan Agreement, Physicians and PC Quote entered into a First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "Debenture Agreement"), pursuant to which the terms of the Debenture were restructured as follows: (a) the maturity date of the Debenture is now April 30, 1999 instead of December 31, 2001; (b) the Debenture may not be prepaid or redeemed without the consent of Physicians; and (c) the conversion rate on the Debenture has been changed from $2.00 per share to the lower of (i) the mean of the closing bid price per share for the 20 preceding trading days (as reported by NASDAQ or such national securities exchange as the PC Quote Shares are traded on) or (ii) $1.5625 per share. Interest under the Debenture is to continue to be payable in cash, or at the option of Physicians, in PC Quote Shares at their fair market value at the time of payment.

         Effective March 26, 1998, PC Quote and Physicians entered into an Amendment to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "First Amendment to Debenture Agreement") pursuant to which certain financial covenants of PC Quote in respect of the "Quick Ratio," the "Current Ratio" and the "Debt-Net Worth Ratio" were modified. The remaining terms and provisions of the Debenture Agreement remained in full force and effect.

         Effective May 11, 1998, PC Quote and Physicians entered into Amendment No. 2 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "Second Amendment to Debenture Agreement") pursuant to which the financial covenants in respect of the "Quick Ratio," the "Current Ratio" and the "Debt-Net Worth Ratio" were again modified. The remaining terms and provisions of the Debenture Agreement remained in full force and effect.

         Effective July 16, 1998, PC Quote and Physicians entered into Amendment No. 3 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "Third Amendment to Debenture Agreement") pursuant to which the financial covenants in respect of the "Quick Ratio," the "Current Ratio" and the "Debt-Net Worth Ratio" were again modified. The remaining terms and provisions of the Debenture Agreement remained in full force and effect.

         Effective July 24, 1998, PC Quote and Physicians entered into Amendment No. 4 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "Fourth Amendment to Debenture Agreement") pursuant to which the financial covenants in respect of the "Quick Ratio," the "Current

Ratio" and the "Debt-Net Worth Ratio" were again modified. The remaining terms and provisions of the Debenture Agreement remained in full force and effect.


Item 4.   Purpose of Transaction.
---------------------------------

         See Item 3 of this Amendment No. 4 above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         (A)(B) Beneficial Ownership of PC Quote Shares:

---------------------------------------------------------------------------------------------------------------------
                                            PC QUOTE SHARES WHICH
                                             MAY BE ACQUIRED UPON
                                            CONVERSION OF DEBENTURE           TOTAL PC QUOTE           PERCENT OF
                         PC QUOTE SHARES    AND/OR UPON EXERCISE OF              SHARES             OUTSTANDING PC
      PERSON             CURRENTLY HELD            WARRANTS                 BENEFICIALLY OWNED      QUOTE SHARES (1)
      ------             --------------     -----------------------        -------------------   ---------------------

Holdings                2,370,000 (2)(3)         2,549,032 (4)(5)                4,919,032              31.1%
---------------------------------------------------------------------------------------------------------------------
Physicians              2,050,000 (2)(3)         1,600,000 (4)                   3,650,000              24.5%
---------------------------------------------------------------------------------------------------------------------
APL                             0                    0                                   0                 0%
---------------------------------------------------------------------------------------------------------------------
PIC                             0                    0                                   0                 0%
---------------------------------------------------------------------------------------------------------------------

---------------

(1)      The percent of the outstanding PC Quote Shares is based upon the number of PC Quote Shares outstanding as of
         July 23, 1998 (13,288,677) and the number of PC Quote Shares that the person may acquire upon conversion of an outstanding debenture and/or upon exercise of outstanding warrants.

(2)      Includes 2,050,000 PC Quote Shares beneficially owned directly by Physicians which is a direct subsidiary of
         Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these PC Quote Shares.

(3)      Does not include PC Quote Shares which may be acquired by Physicians as a result of a Rights offering as described in Item 4 of Amendment No. 1.

(4)      Includes 1,600,000 PC Quote Shares which may be acquired upon conversion of the Debenture beneficially owned directly by Physicians. As a result of Holdings' status as parent of Physicians, Holdings and Physicians may be deemed to share voting and investment power with respect to these PC Quote Shares.

(5)      Includes 949,032 PC Quote Shares which may be acquired upon exercise of outstanding warrants beneficially owned directly by Holdings.


         (C) As described in Item 3 of this Amendment No. 4, on May 19, 1998, PICO exercised a portion of the Warrant to acquire 320,000 PC Quote Shares at an exercise price of $1.5625 per share.

                  On January 5, 1998, APL sold 300 of its PC Quote Shares in the open market at a price of $0.875 per share. On February 11, 1998, APL sold 30,000 of its PC Quote Shares in the open market at a price of $0.9375 per share. On February 19, 1998, APL sold its remaining 11,100 PC Quote Shares in the open market at a price of $0.875 per share.

         (D)      See Items 5(A) and 5(B) of this Amendment No. 4 above.

         (E)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
     to Securities of the Issuer.
     ----------------------------

         See Items 3 and 5 of this Amendment No. 4 above.


Item 7.  Material to be Filed as Exhibits:
------------------------------------------

         Exhibit A - Joint Filing Agreement, dated December 3, 1996, among PICO Holdings, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company [Incorporated herein by reference to Exhibit A to the Reporting Persons'
                     Schedule 13D filed with the SEC on December 16, 1996.]

         Exhibit B - Fifth Joint Amendment to Agreement to Provide
                     Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated March 10, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit C - Sixth Joint Amendment to Agreement to Provide
                     Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated May 5, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit D - Seventh Joint Amendment to Agreement to Provide
                     Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated June 1, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit E - Eighth Joint Amendment to Agreement to Provide
                     Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated July 24, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit F - Ninth Joint Amendment to Agreement to Provide
                     Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated July 31, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

         Exhibit G - Amendment to First Amendment to Convertible
                     Subordinated Debenture Due 2001 and Debenture Agreement, dated March 26, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

         Exhibit H - Amendment No. 2 to First Amendment to Convertible
                     Subordinated Debenture Due 2001 and Debenture Agreement, dated May 11, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

         Exhibit I - Amendment No. 3 to First Amendment to Convertible
                     Subordinated Debenture Due 2001 and Debenture Agreement, dated July 16, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

         Exhibit J - Amendment No. 4 to First Amendment to Convertible
                     Subordinated Debenture Due 2001 and Debenture Agreement, dated July 24, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

Signature.
----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 4, 1998                        PICO HOLDINGS, INC.


                                            By: /s/ James F. Mosier
                                               --------------------------------
                                               James F. Mosier,
                                               General Counsel and Secretary


Date: August 4, 1998                        PHYSICIANS INSURANCE COMPANY OF OHIO


                                            By: /s/ James F. Mosier
                                               --------------------------------
                                               James F. Mosier,
                                               General Counsel and Secretary


Date: August 4, 1998                        AMERICAN PHYSICIANS LIFE INSURANCE
                                               COMPANY


                                            By: /s/ James F. Mosier
                                               --------------------------------
                                               James F. Mosier,
                                               General Counsel and Secretary


Date: August 4, 1998                        PHYSICIANS INVESTMENT COMPANY


                                            By: /s/ James F. Mosier
                                               --------------------------------
                                               James F. Mosier, Secretary

                                                                       Exhibit B

            Fifth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated as of March 10, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

                            FIFTH JOINT AMENDMENT TO
                         AGREEMENT TO PROVIDE INSURANCE;
                     DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                           LOAN AND SECURITY AGREEMENT


This Fifth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 10th day of March 1998, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

WHEREAS, PC Quote and PICO are parties to that certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, as amended August 8, 1997, September 22, 1997, December 30, 1997, and February 5, 1998 (collectively, the "Definitive Agreements").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Promissory Note Dated May 5, 1997, Amended August 8, 1997, September
         --------------------------------------------------------------------
         22, 1997, December 30, 1997, and February 5, 1998.
         --------------------------------------------------

         The Amended Promissory Note is hereby again amended as follows:

         A. In the second paragraph, on the third line delete "February 28, 1998" and insert "April 30, 1998."

II. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

III. This Fifth Joint Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Fifth Joint Amendment as of the date first written above.


PC QUOTE, INC.


By:       /s/ John E. Juska
          -----------------------------------

Its:      CFO & Secretary
          -----------------------------------

PICO HOLDINGS, INC.


By:       /s/ James F. Mosier
          -----------------------------------

Its:      General Counsel and Secretary
          -----------------------------------

                                                                       Exhibit C

         Sixth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated May 5, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

                            SIXTH JOINT AMENDMENT TO
                         AGREEMENT TO PROVIDE INSURANCE;
                     DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                           LOAN AND SECURITY AGREEMENT


This Sixth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 5th day of May, 1998, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

WHEREAS, PC Quote and PICO are parties to that certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan Security Agreement, as amended August 8, 1997, September 22, 1997, December 30, 1997, February 5, 1998, and March 10, 1998 (collectively, the "Definitive Agreements").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Promissory Note Dated May 5, 1997, Amended August 8, 1997, September
         --------------------------------------------------------------------
         22, 1997, December 30, 1997, February 5, 1998 and March 10, 1998.
         -----------------------------------------------------------------

         The Amended Promissory Note is hereby again amended as follows:

         A. In the second paragraph, on the third line delete "April 30, 1998" and insert "May 31, 1998."

II. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

III. This Sixth Joint Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Sixth Joint Amendment as of the date first written above.


PC QUOTE, INC.


By:       /s/ John E. Juska
          -----------------------------------

Its:      CFO & Secretary
          -----------------------------------

PICO HOLDINGS, INC.


By:       /s/ James F. Mosier
          -----------------------------------

Its:      Secretary
          -----------------------------------

                                                                       Exhibit D

         Seventh Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated June 1, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

                           SEVENTH JOINT AMENDMENT TO
                         AGREEMENT TO PROVIDE INSURANCE;
                     DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                           LOAN AND SECURITY AGREEMENT


This Seventh Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 1st day of June, 1998, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

WHEREAS, PC Quote and PICO are parties to that certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, as amended August 8, 1997, September 22, 1997, December 30, 1997, February 5, 1998, March 10, 1998, and May 5, 1998 (collectively, the "Definitive Agreements").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Promissory Note Dated May 5, 1997, Amended August 8, 1997, September
         --------------------------------------------------------------------
         22, 1997, December 30, 1997, February 5, 1998, March 10, 1998, and May
         ----------------------------------------------------------------------
         5, 1998.
         --------

         The Amended Promissory Note is hereby again amended as follows:

         A. In the second paragraph, on the third line delete "May 31, 1998" and insert "August 31, 1998."

II. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

III. This Seventh Joint Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Seventh Joint Amendment as of the date first written above.

PC QUOTE, INC.

By:       /s/ John E. Juska
          -----------------------------------

Its:      CFO & Secretary
          -----------------------------------

PICO HOLDINGS, INC.

By:       /s/ James F. Mosier
          -----------------------------------

Its:      Secretary
          -----------------------------------

                                                                       Exhibit E

         Eighth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated July 24, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

                            EIGHTH JOINT AMENDMENT TO
                         AGREEMENT TO PROVIDE INSURANCE;
                     DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                           LOAN AND SECURITY AGREEMENT


This Eighth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 24th day of July, 1998, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

WHEREAS, PC Quote and PICO are parties to that certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, as amended August 8, 1997, September 22, 1997, December 30, 1997, February 5, 1998, March 10, 1998, May 5, 1998, and June 1, 1998
(collectively, the "Definitive Agreements").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Promissory Note Dated May 5, 1997, Amended August 8, 1997, September
         --------------------------------------------------------------------
         22, 1997, December 30, 1997, and February 5, 1998, March 10, 1998, May
         ----------------------------------------------------------------------
         5, 1998 and June 1, 1998.
         -------------------------

         The Amended Promissory Note is hereby again amended as follows:

         A. In the second paragraph, on the third line delete "August 31, 1998" and insert "December 31, 1998."

II. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

III. This Eighth Joint Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Eighth Joint Amendment as of the date first written above.

PC QUOTE, INC.

By:       /s/ James R. Porter
          -----------------------------------

Its:      Chairman & CEO
          -----------------------------------

PICO HOLDINGS, INC.

By:       /s/ James F. Mosier
          -----------------------------------

Its:      Secretary
          -----------------------------------

                                                                       Exhibit F

         Ninth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, dated July 31, 1998, between PICO Holdings, Inc. and PC Quote, Inc.

                            NINTH JOINT AMENDMENT TO
                         AGREEMENT TO PROVIDE INSURANCE;
                     DISBURSEMENT REQUEST AND AUTHORIZATION;
                              PROMISSORY NOTE; AND
                           LOAN AND SECURITY AGREEMENT


This Ninth Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement is entered into this 31st day of July, 1998, by and between PC Quote, Inc., a Delaware corporation ("PC Quote") and PICO Holdings, Inc., a California corporation ("PICO").

WHEREAS, PC Quote and PICO are parties to those certain Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement, all entered into in connection with that certain Promissory Note dated May 5, 1997 in the amount of $1,000,000 payable to PICO, and Joint Amendment to Agreement to Provide Insurance; Disbursement Request and Authorization; Promissory Note; and Loan and Security Agreement as amended August 8, 1997, September 22, 1997, December 30, 1997, February 5, 1998, March 10, 1998, May 5, 1998, June 1, 1998, and July 24, 1998 (collectively, the
"Definitive Agreements").

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, PC Quote and PICO hereby agree to amend the Definitive Agreements as follows:

I.       Agreement to Provide Insurance, Dated May 5, 1997, as Amended August 8,
         -----------------------------------------------------------------------
         1997 and September 22, 1997.
         ----------------------------


         The Amended Agreement to Provide Insurance is hereby again amended to change the sentence immediately before the signature blocks from:
         "Grantor acknowledges that this Agreement applies to the loans made to Grantor by Lender on August 8, 1997 and September 22, 1997" to "Grantor acknowledges that this Agreement applies to the loans made to Grantor by Lender on August 8, 1997, September 22, 1997, and July 31, 1998."

         The Amended Agreement to Provide Insurance is further amended so that "Lender" is identified as "PICO Holdings, Inc. or any wholly-owned subsidiary."

II.      Disbursement Request And Authorization, Dated May 5, 1997, as Amended
         ---------------------------------------------------------------------
         August 8, 1997 and September 22, 1997.
         --------------------------------------

         The section entitled "Loan Type" of the Disbursement Request and Authorization, dated September 22, 1997 is amended to delete "$2,250,000" and insert "$3,250,000."

         The definition of "Lender" is amended so that "Lender" is identified as "PICO Holdings, Inc. or any wholly-owned subsidiary."

III.     Promissory Note, Dated May 5, 1997, as Amended August 8, 1997,
         --------------------------------------------------------------
         September 22, 1997, December 30, 1997, February 5, 1998, March 10,
         ------------------------------------------------------------------
         1998, May 5, 1998, June 1, 1998 and July 24, 1998.
         --------------------------------------------------

         The Amended Promissory Note dated September 22, 1997 is hereby again amended as follows:

         Delete all references to "Two Million Two Hundred and Fifty Thousand Dollars" or "$2,250,000" and insert "Three Million Two Hundred and Fifty Thousand Dollars" or "$3,250,000," respectively.

         The Amended Promissory Note is further amended in the first sentence to define "Payee" as "PICO Holdings, Inc. or any wholly-owned subsidiary."

IV.      Loan and Security Agreement, Dated May 5, 1997, as Amended.
         -----------------------------------------------------------

         The Amended Loan and Security Agreement dated September 22, 1997 is hereby again amended as follows:

         A. On page 1, in the third line of "RECITALS" delete "$2,250,000" and insert "$3,250,000." Also on page 1, in the first paragraph, "Lender" shall be defined as "PICO Holdings, Inc. or any wholly-owned subsidiary."

         B. On page 2, in the first paragraph delete "$2,250,000" and insert "$3,250,000."

         C. On page 7, amend the sentence at the end of Section 2.5 to read as follows:

                  "There shall be no Facility Fee owed by Borrower to Lender in connection with Lender's $1,000,000 loan to Borrower on August 8, 1997 or the Lender's $250,000 loan to Borrower on September 22, 1997 or the Lender's $1,000,000 loan to Borrower on July 31, 1998."

V.       Collateral Assignment, Patent Mortgage and Security Agreement.
         --------------------------------------------------------------

         The definition "PICO" is hereby amended to include PICO Holdings, Inc. or any wholly-owned subsidiary.

VI. Except as expressly provided herein, all of the terms and provisions of the Definitive Agreements shall remain in full force and effect.

VII. This Ninth Joint Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.


IN WITNESS WHEREOF, the parties have executed this Ninth Joint Amendment as of the date first written above.

PC QUOTE, INC.                            PICO HOLDINGS, INC.

By:      /s/ John E. Juska                By:      /s/ James F. Mosier
         --------------------------                -----------------------------

Its.     CFO & Secretary                  Its:     Secretary
         --------------------------                -----------------------------

                                                                       Exhibit G

         Amendment to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement, dated March 26, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

                          AMENDMENT TO FIRST AMENDMENT
                           TO CONVERTIBLE SUBORDINATED
                               DEBENTURE DUE 2001
                             AND DEBENTURE AGREEMENT


         PC QUOTE, INC., a corporation duly organized and existing under the laws of Delaware (the "Company"), and PHYSICIANS INSURANCE COMPANY OF OHIO, a corporation duly organized and existing under the laws of Ohio ("PICO"), for value received, hereby amend and modify that certain First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement dated May 5, 1997 (the "First Amendment") as follows:

         1.       Revised Section 5.4 is to read as follows:

                  5.4 QUICK RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least .1 to 1.0. From and after April 30, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least 1.15 to 1.0.

         2.       Revised Section 5.5 is to read as follows:

                  5.5 CURRENT RATIO. The Company shall maintain, as of the last day of each month, a ratio of Current Assets to Current Liabilities of at least .12 to 1.0. From and after April 30, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least 1.15 to 1.0.

         3.       Revised Section 5.6 is to read as follows:

                  5.6 DEBT-NET WORTH RATIO. From and after April 30, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Total Liabilities less Subordinated Debt to Tangible Subordinated Debt of not more than 1.0 to 1.0.

         4. No other provision of the First Amendment shall be affected by this Amendment other than as set forth above. Further, this Amendment shall not constitute, nor shall it be claimed to be, a waiver of any of the Company's duties or PICO's rights in connection with the First Amendment or the Convertible Subordinated Debenture Due 2001 described in the First Amendment, nor shall this Amendment constitute, nor shall it be claimed to be, a waiver of any claim that PICO now has against the Company.

                  Dated:  March 26, 1998

ATTEST:                                    P C QUOTE, INC.,
                                           a Delaware corporation


By:  /s/ Alicia VanDeVeer                  By:  /s/ John E. Juska
         --------------------------               -----------------------------
         Assistant Secretary               Title:  CFO
         --------------------------               ---------------------------


ATTEST:                                    PHYSICIANS INSURANCE COMPANY OF OHIO,
                                           an Ohio corporation


By:  /s/ James F. Mosier                   By:  /s/ Richard H. Sharpe
     ------------------------------             -----------------------------
      James F. Mosier, Secretary           Title: COO
      -----------------------------               ---------------------------

                                                                       Exhibit H

         Amendment No. 2 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement, dated May 11, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

                       AMENDMENT NO. 2 TO FIRST AMENDMENT
                           TO CONVERTIBLE SUBORDINATED
                               DEBENTURE DUE 2001
                             AND DEBENTURE AGREEMENT


PC QUOTE, INC., a corporation duly organized and existing under the laws of Delaware (the "Company"), and PHYSICIANS INSURANCE COMPANY OF OHIO, a corporation duly organized and existing under the laws of Ohio ("PICO"), for value received, hereby amend and modify that certain First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement dated May 5, 1997 (the "First Amendment") as amended further on March 26, 1998, as follows:

1.       Revised Section 5.4 is to read as follows:

         5.4 QUICK RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least .1 to 1.0. From and after May 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least 1.15 to 1.0.

2.       Revised Section 5.5 is to read as follows:

         5.5 CURRENT RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least .12 to 1.0. From and after May 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least 1.15 to 1.0.

3.       Revised Section 5.6 is to read as follows:

         5.6 DEBT-NET WORTH RATIO. From and after May 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Total Liabilities less Subordinated Debt to Tangible Subordinated Debt of not more than 1.0 to 1.0.

4. No other provision of the First Amendment shall be affected by this Amendment No. 2 other than as set forth above. Further, this Amendment No. 2 shall not constitute, nor shall it be claimed to be, a waiver of any of the Company's duties or PICO's rights in connection with the First Amendment or the Convertible Subordinated Debenture Due 2001 described in the First Amendment, nor shall this Amendment No. 2 constitute, nor shall it be claimed to be, a waiver of any claim that PICO now has against the Company.

         Dated:  May 11, 1998


ATTEST:                                    PC QUOTE, INC.,
                                           a Delaware corporation


By:  /s/ Donna M. Stachurski               By:  /s/ John E. Juska
    -----------------------------               ------------------------------

Title:  Assistant Secretary                Title:  CFO
       --------------------------                  ---------------------------


ATTEST:                                    PHYSICIANS INSURANCE COMPANY OF OHIO,
                                           an Ohio corporation


By: /s/ Richard H. Sharpe                  By:  /s/ James F. Mosier
    -----------------------------               -------------------------------

Title:  Chief Operating Officer            Title:  Secretary
       --------------------------                  ---------------------------

                                                                       Exhibit I

         Amendment No. 3 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement, dated July 16, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

                       AMENDMENT NO. 3 TO FIRST AMENDMENT
                           TO CONVERTIBLE SUBORDINATED
                               DEBENTURE DUE 2001
                             AND DEBENTURE AGREEMENT


PC QUOTE, INC., a corporation duly organized and existing under the laws of Delaware (the "Company"), and PHYSICIANS INSURANCE COMPANY OF OHIO, a corporation duly organized and existing under the laws of Ohio ("PICO"), for value received, hereby amend and modify that certain First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement dated May 5, 1997 (the "First Amendment") as amended further on March 26, 1998 and May 11, 1998, as follows:

1.       Revised Section 5.4 is to read as follows:

         5.4 QUICK RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least .1 to 1.0. From and after August 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least 1.15 to 1.0.

2.       Revised Section 5.5 is to read as follows:

         5.5 CURRENT RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least .12 to 1.0. From and after August 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least 1.15 to 1.0.

3.       Revised Section 5.6 is to read as follows:

         5.6 DEBT-NET WORTH RATIO. From and after August 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Total Liabilities less Subordinated Debt to Tangible Subordinated Debt of not more than 1.0 to 1.0.

4. No other provision of the First Amendment shall be affected by this Amendment No. 3 other than as set forth above. Further, this Amendment No. 3 shall not constitute, nor shall it be claimed to be, a waiver of any of the Company's duties or PICO's rights in connection with the First Amendment or the Convertible Subordinated Debenture Due 2001 described in the First Amendment, nor shall this Amendment No. 3 constitute, nor shall it be claimed to be, a waiver of any claim that PICO now has against the Company.

         Dated:  July 16, 1998


ATTEST:                                    PC QUOTE, INC.,
                                                    a Delaware corporation


By:  /s/ Alicia VanDeVeer                  By:  /s/ John E. Juska
    -----------------------------              ------------------------------

Title:  Assistant Secretary                Title:  CFO
       --------------------------                 ---------------------------


ATTEST:                                    PHYSICIANS INSURANCE COMPANY OF OHIO,
                                                    an Ohio corporation


By: /s/ Richard H. Sharpe                  By:  /s/ James F. Mosier
    -----------------------------              ------------------------------

Title:  COO                                Title:  Secretary
       --------------------------                 ---------------------------

                                                                       Exhibit J


         Amendment No. 4 to First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement, dated July 24, 1998, between Physicians Insurance Company of Ohio and PC Quote, Inc.

                       AMENDMENT NO. 4 TO FIRST AMENDMENT
                           TO CONVERTIBLE SUBORDINATED
                               DEBENTURE DUE 2001
                             AND DEBENTURE AGREEMENT

PC QUOTE, INC., a corporation duly organized and existing under the laws of Delaware (the "Company"), and PHYSICIANS INSURANCE COMPANY OF OHIO, a corporation duly organized and existing under the laws of Ohio ("PICO"), for value received, hereby amend and modify that certain First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement dated May 5, 1997 (the "First Amendment") as amended further on March 26, 1998, May 11, 1998, and July 16, 1998 as follows:

1.       Revised Section 5.4 is to read as follows:

         5.4 QUICK RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least .1 to 1.0. From and after December 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Quick Assets to Current Liabilities of at least 1.15 to 1.0.

2.       Revised Section 5.5 is to read as follows:

         5.5 CURRENT RATIO. The Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least .12 to 1.0. From and after December 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Current Assets to Current Liabilities of at least 1.15 to 1.0.

3.       Revised Section 5.6 is to read as follows:

         5.6 DEBT-NET WORTH RATIO. From and after December 31, 1998, the Company shall maintain, as of the last day of each calendar month, a ratio of Total Liabilities less Subordinated Debt to Tangible Subordinated Debt of not more than 1.0 to 1.0.

4. No other provision of the First Amendment shall be affected by this Amendment No. 4 other than as set forth above. Further, this Amendment No. 4 shall not constitute, nor shall it be claimed to be, a waiver of any of the Company's duties or PICO's rights in connection with the First Amendment or the Convertible Subordinated Debenture Due 2001 described in the First Amendment, nor shall this Amendment No. 4 constitute, nor shall it be claimed to be, a waiver of any claim that PICO now has against the Company.

         Dated:  July 24, 1998


ATTEST:                                    PC QUOTE, INC.,
                                           a Delaware corporation


By:  /s/ Alicia VanDeVeer                  By:  /s/ James R. Porter
    -----------------------------              ------------------------------

Title:  Assistant Secretary                Title:  Chairman & CEO
       --------------------------                 ---------------------------


ATTEST:                                    PHYSICIANS INSURANCE COMPANY OF OHIO,
                                           an Ohio corporation


By: /s/ Richard H. Sharpe                  By:  /s/ James F. Mosier
    -----------------------------              ------------------------------

Title:  COO                                Title:  Secretary
       --------------------------                 ---------------------------